UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

January 13, 2020

RELEVANT INFORMATION

AVIANCA HOLDINGS ANNOUNCES FUNDING OF ADDITIONAL FINANCING FACILITIES WITH A GROUP OF LATIN AMERICAN INVESTORS AND CITADEL

Avianca Holdings S.A. (the “Company”) today announced the successful completion of the funding of previously announced convertible secured debt financings in a total amount of US$125 million. These financings are incremental to the $250 million convertible secured stakeholder facility loan by United Airlines Inc., and an affiliate of Kingsland Holdings Limited (the “Stakeholder Loan” that was funded in December, 2019.

In December, 2019, and in the context of the funding of the Stakeholder Loan, the Company announced that it had obtained commitments for (i) US$50 million for convertible loans, on substantially the same economic terms as the Stakeholder Loan, from a group of Latin American investors (the “Additional Secured Convertible Loans”), and (ii) US$75 million in commitments for senior secured convertible loans and bonds, which serve as a bridge financing to completion of a contemplated convertible bond offering to preferred shareholders (the “Incremental Bonds”), including (x) a commitment of US$50 million from an investment vehicle managed by Citadel Advisors LLC (“Citadel”), for senior secured convertible notes (the “Citadel Notes”) and (y) a commitment of US$25 million for senior secured convertible loans from another group of Latin American investors (the “LatAm Bridge Loan”). The LatAm Bridge Loan is on substantially the same economic terms as the Stakeholder Loan, except that any voluntary prepayment by the Company -which can occur at the Company’s option on the earlier to occur of (x) June 5, 2020 and (y) the date occurring 30 days after issuance of the Incremental Bonds- will trigger a cash interest payment at 12% per annum over the amount prepaid. The Stakeholder Loans, the Additional Secured Convertible Loans, the LatAm Bridge Loan and the Citadel Notes are secured by the same collateral package that was granted to the lenders under the Stakeholder Loan, consisting mainly of pledges in the equity interests in Avianca group entities and, until the issuance of the Incremental Bonds, certain credit card receivables collateral.

The Additional Secured Convertible Loans, the LatAm Bridge Loan and the Citadel Notes were fully funded in stages over last three weeks, concluding on January 10, 2020.

The Incremental Bonds, if and when issued, will be secured by certain credit card receivables of the Company and will mature on or after the maturity of the Stakeholder Loans and the Additional Secured Convertible Loans. The remaining terms of the Incremental Bonds will be determined in due course.

The Citadel Notes will mature in one year with an initial 9% payment-in-kind (PIK) annual interest rate. Upon the issuance of at least US$140 million aggregate principal amount of Incremental Bonds, the annual interest rate on the Citadel Notes will be reduced to 3% PIK, and the Citadel Notes will become optionally prepayable, at the election of the Company, at par. The Citadel Notes are convertible at the election of their holders upon substantially the same terms as the Stakeholder Loan, at an initial conversion price equal to US$4.6217 per one ADS or eight preferred shares of the Company (subject to customary adjustments). The Citadel Notes also will be convertible into Incremental Bonds at the election of their holders upon their initial issuance for identical amounts of aggregate principal amount, up to a maximum of US$50.0 million of Incremental Bonds.

The lenders under the Stakeholder Loans, the Additional Secured Convertible Loans, the LatAm Bridge and Citadel Notes are also subject to an intercreditor agreement governing the enforcement of the collateral securing each such instruments on a pari passu basis, except that Citadel was granted senior rights to the credit card receivables collateral that will, upon the issuance of the Incremental Bonds, be released as collateral from the above described financings and is contemplated to be the sole collateral of the Incremental Bonds. The intercreditor agreement also provides for certain buy-out rights of the Citadel notes by the lenders under the Stakeholder Loans, the Additional Secured Convertible Loans and the LatAm Bridge in the case of the acceleration or non-payment at maturity of such notes.

The lenders under the Stakeholder Loans, the Additional Secured Convertible Loans, the LatAm Bridge and Citadel have been granted customary registration rights regarding the equity interests in which their financings are convertible.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Nothing contained herein shall constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain, or incorporate by reference, detailed information about the Company and management, as well as financial statements.

This report contains forward-looking statements, which are subject to substantial risks, uncertainties and assumptions. You should not place reliance on these statements. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that the Company and its management have made in light of perceptions of expected future developments and other factors the Company and its management believe are appropriate in these circumstances. As you read and consider this report, you should understand that these statements are not guarantees of performance or results. Many factors could affect the Company’s actual performance and results and could cause actual results to differ materially from those expressed in the forward-looking statements, including, among others, risks and uncertainties related to the capital markets. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary